UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-215972; 333-208143; 333-200444; 333-192133; 333-184879; 333-173935; 333-162539; 333-159036; 333-149189; 333-143335; 333-131883; 333-122855; 333-106822

21ST CENTURY FOX AMERICA, INC.

(Exact name of registrant as specified in its charter)

1211 Avenue of the Americas
New York, NY 10036
(212) 852-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.650% Senior Notes due 2020
4.500% Senior Notes due 2021
3.000% Senior Notes due 2022
8.875% Senior Debentures due 2023
4.000% Senior Notes due 2023
7.750% Senior Debentures due January 2024
7.750% Senior Debentures due February 2024
9.500% Senior Debentures due 2024
3.700% Senior Notes due 2024
8.500% Senior Debentures due 2025
3.700% Senior Notes due 2025
7.700% Senior Debentures due 2025
7.430% Senior Debentures due 2026
3.375% Senior Notes due 2026
7.125% Senior Debentures due 2028
7.300% Senior Debentures due 2028
7.280% Senior Debentures due 2028
7.625% Senior Debentures due 2028
6.550% Senior Notes due 2033
8.450% Senior Debentures due 2034
6.200% Senior Notes due 2034
6.400% Senior Notes due 2035
8.150% Senior Debentures due 2036
6.150% Senior Notes due 2037
6.650% Senior Notes due 2037

6.750% Senior Debentures due 2038
7.850% Senior Notes due 2039
6.900% Senior Notes due 2039
6.150% Senior Notes due 2041
5.400% Senior Notes due 2043
4.750% Senior Notes due 2044
4.950% Senior Notes due 2045
7.750% Senior Debentures due 2045
4.750% Senior Notes due 2046
7.900% Senior Debentures due 2095
8.250% Senior Debentures due 2096

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

5.650% Senior Notes due 2020 - 36 holders
4.500% Senior Notes due 2021 - 64 holders
3.000% Senior Notes due 2022 - 57 holders
8.875% Senior Debentures due 2023 - 34 holders
4.000% Senior Notes due 2023 - 31 holders
7.750% Senior Debentures due January 2024 - 28 holders
7.750% Senior Debentures due February 2024 - 30 holders
9.500% Senior Debentures due 2024 - 24 holders
3.700% Senior Notes due 2024 - 33 holders
8.500% Senior Debentures due 2025 - 33 holders
3.700% Senior Notes due 2025 - 23 holders
7.700% Senior Debentures due 2025 - 27 holders
7.430% Senior Debentures due 2026 - 27 holders
3.375% Senior Notes due 2026 - 12 holders
7.125% Senior Debentures due 2028 - 24 holders
7.300% Senior Debentures due 2028 - 24 holders
7.280% Senior Debentures due 2028 - 26 holders
7.625% Senior Debentures due 2028 - 29 holders
6.550% Senior Notes due 2033 - 21 holders
8.450% Senior Debentures due 2034 - 17 holders
6.200% Senior Notes due 2034 - 40 holders
6.400% Senior Notes due 2035 - 33 holders
8.150% Senior Debentures due 2036 - 17 holders
6.150% Senior Notes due 2037 - 22 holders
6.650% Senior Notes due 2037 - 15 holders
6.750% Senior Debentures due 2038 - 24 holders
7.850% Senior Notes due 2039 - 15 holders
6.900% Senior Notes due 2039 - 11 holders
6.150% Senior Notes due 2041 - 14 holders
5.400% Senior Notes due 2043 - 19 holders
4.750% Senior Notes due 2044 - 16 holders
4.950% Senior Notes due 2045 - 11 holders
7.750% Senior Debentures due 2045 - 18 holders
4.750% Senior Notes due 2046 - 2 holders
7.900% Senior Debentures due 2095 - 22 holders
8.250% Senior Debentures due 2096 - 17 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, 21st Century Fox America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2019

	By:	/s/ James Kapenstein
		Name:	James Kapenstein
		Title:	Senior Vice President